Mail Stop 4561

August 7, 2008

MaryAnne McAdams, CEO
RX Scripted, Inc.
201 Creekvista Drive
Holly Springs, NC 27540

> **Re:** **RX Scripted, Inc.**
> **Registration Statement on Form S-1**
> **Filed July 22, 2008**
> **File No. 333-152444**

Dear Ms. McAdams:

We have limited our review of your registration statement to those issues addressed in our comments below. Where indicated, we think you should revise your filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Mr. Loev appears to meet the definition of promoter or control person of your company. Please ensure that you disclose all of the information required by Items 401(g) and 404(c) of Regulation S-K. In preparing your response, please consider that disclosure responsive to paragraphs (f)(1)-(f)(6) of Item 401 must be provided with respect to each control person and promoter. More specifically, we draw your attention to subparagraphs (f)(3)(ii) and (f)(3)(iii) of Regulation S-K. If you do not believe disclosure is required in this respect, provide us with a detailed factual and legal analysis in your response letter.

<u>Market for Common Equity and Related Stockholder Matters, page 28</u>

2.   You indicate that "no established public trading market exists for [y]our common stock." In your response letter, please tell us whether securities issued by Rx Scripted have ever been quoted on the Pink Sheets.

*   *   *   *   *

As appropriate, please amend your filings in response to these comments. Each responsive amendment should also include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all the facts relating to a company's disclosure, they are responsible for the accuracy and adequately of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

MaryAnne McAdams
RX Scripted, Inc.
August 7, 2008
Page 3

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

If you have any questions regarding these comments, please contact Evan S. Jacobson at (202) 551-3428. If you require further assistance you may contact me at (202) 551-3462. If you thereafter require further assistance, you may contact the Assistant Director, Barbara C. Jacobs, at (202) 551-3735.

Sincerely,

Mark P. Shuman
Branch Chief – Legal

cc: Via Facsimile (713) 524-4122
        David M. Loev, Esq.
        The Loev Law Firm, PC